Exhibit 99.1

The most significant litigation involving Veolia Environnement (the “Company”) or its subsidiaries is described in Item 8 of the Company’s annual report on Form 20-F for the year ended December 31, 2010 and updated below. In addition, tax audits and disputes are described in note 23 to the consolidated financial statements as of June 30, 2011 (included in the report on Form 6-K furnished on August 8, 2011).

Other than as described below, there are no other current or threatened legal, governmental or arbitration proceedings involving the Company or its subsidiaries which during the past twelve months have had or may in the future have a material adverse effect on the financial condition or profitability of the Company or the Group.

Aquiris

Since 2008, Aquiris, a 99% subsidiary of the Company, holds a concession pursuant to which it is responsible for operating the Brussels-North wastewater treatment plant. As a result of extensive obstruction of the plant’s security chambers following the arrival of abnormal and extraordinary quantities of rubble and other solid waste through the public sewer lines, Aquiris decided to suspend operation of the plant from December 8 to December 19, 2009 due to significant safety risks to persons and to the plant. This suspension permitted a partial return to normal, but has resulted in several disputes regarding liability for the disruption and the possible environmental consequences of the suspension in wastewater treatment services. An expert’s report on the causes of the disruption was delivered on January 13, 2011. The report concludes, in error according to Aquiris, that there was no legitimate reason to suspend operations at the station. In addition, during the course of 2010, Aquiris instituted legal proceedings against SBGE, the grantor authority, with a view to showing that the Brussels-North treatment plant is faced with sizing issues that are attributable to the grantor authority. Aquiris is claiming compensation for its loss of business and requesting confirmation that the significant upgrading costs that will be required should be borne by the grantor authority. Aquiris and the SBGE have asked a panel of experts to render a technical opinion concerning these matters. A preliminary expert’s report was delivered on May 12, 2011. It identifies several problems affecting the wastewater treatment services of the Brussels-North wastewater treatment plant. The preliminary report also criticizes Aquiris and SBGE on different grounds, criticisms to which Aquiris and SBGE have responded. The final expert’s report is expected to be filed in November 2011. Pending a decision regarding liability for the identified problems, Aquiris must bear additional operating costs. At this point, the Company believes that these disputes will not have a significant impact on its financial position, results of operations or liquidity.

WASCO and Aqua Alliance Inc.

Several current and former indirect subsidiaries of Veolia Eau in the United States are defendants in lawsuits in the United States in which the plaintiffs seek recovery for personal injuries and other damages allegedly due to exposure to asbestos, silica and other potentially hazardous substances. With respect to the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries retain liability and in certain cases manage the defense of the lawsuits. In addition, in certain instances, the acquirers of the former subsidiaries benefit from indemnification obligations provided by Veolia Eau or Veolia Environnement in respect of these lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s current or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Eau’s current or former subsidiaries, which are accused of having contributed to the injuries alleged. Reserves have been booked for the possible liability of current subsidiaries in these cases, based on the nexus between the injuries claimed and the products manufactured or sold by these subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases. These reserves are booked at the time such liability becomes probable and can be reasonably assessed, and do not include reserves for possible liability in lawsuits that have not been initiated.

As of the date the update of the 2010 French Registration Document was filed, a number of such claims have been resolved either through settlement or dismissal. To date, none of the claims has resulted in a finding of liability.

During the five-year period ended December 31, 2010, the average annual costs that the Company has incurred with respect to these claims, including amounts paid to plaintiffs, legal fees and expenses, have been approximately US$935,000, after reimbursements by insurance companies. Although it is possible that these expenses may increase in the future, the Company currently has no reason to believe that any material increase is likely to occur, nor does it expect these claims to have a material adverse effect on its business, financial position, results of operations or liquidity.

Veolia Water North America Operating Services

Atlanta

In June 2006, Veolia Water North America Operating Services, LLC (“VWNAOS”) initiated legal proceedings against the City of Atlanta (the “City”), a former municipal customer, alleging, among other things, unpaid invoices for services performed, failure to reimburse costs, the improper call of a US$9.5 million letter of credit, and breach of contract. The City filed counterclaims alleging that VWNAOS failed to fulfill certain of its obligations under the contract and for alleged damage to City-owned property. After discovery and various procedural and legal issues were addressed by the Court, trial of the matter commenced in the United States District Court in Atlanta on October 4, 2010. The case was tried before a judge without a jury. The last day of testimony was October 18, 2010, and the parties thereafter submitted proposed findings of fact and conclusions of law to the judge. Closing arguments took place on December 22, 2010.

On June 3, 2011, the trial court issued an Order and Judgment, resulting in a net award of approximately $5 million to VWNAOS, with the court awarding VWNAOS $15,192,788.52 in damages and the City $10,184,343.53 in damages. On July 1, 2011, VWNAOS filed a motion with the trial court challenging, as being contrary to applicable law, certain rulings in the Order and Judgment awarding damages in favor of the City and failing to award prejudgment interest to VWNAOS. On the same date, the City filed a motion with the trial court seeking a reduction in the amount awarded to VWNAOS, asserting that the trial court miscalculated certain amounts the City had improperly deducted from VWNAOS’ invoices and also seeking an as yet unstated amount for attorney’s fees allegedly due to the City under the contract between the parties. The City also requested prejudgment interest on the amounts awarded in its favor.  On August 26, 2011, the trial court denied the motions of both parties, except that it granted the requests for prejudgment interest.  As a result, the trial court entered an Amended Judgment in favor of VWNAOS in the net amount of $10,001,991.58.  An appeal is likely. On September 2, 2011, the Court Clerk awarded costs to VWNAOS of $236,581.44 and awarded costs to the City of $452,066.77. Both parties have filed motions challenging certain aspects of the awarding of costs. The City has filed a second motion challenging the award of prejudgment interest to VWNAOS.

While the outcome of this dispute cannot be determined with certainty, the Company does not believe its ultimate resolution will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Indianapolis

In April 2008, two subsidiaries of the Company, Veolia Water North America Operating Services and Veolia Water Indianapolis, LLC (VWI), were named as defendants in two potential class actions filed before the Indiana state courts, which have since been consolidated. The plaintiffs allege that the meter-reading practices used by VWI for Indianapolis customers were inconsistent with VWI’s contract with the local water authority and with Indiana consumer protection law. The plaintiffs claim that VWI billed customers on the basis of estimates of water usage, rather than actual usage, more frequently than the contract permitted, resulting in overcharges that, although later credited to the customers, deprived the customers of their money for a period of time. The plaintiffs also contend that the methods used by VWI to estimate water consumption were inappropriate and violated applicable laws. The plaintiffs are seeking certification of a class of similarly situated residential water customers. VWI believes that its billing and meter reading practices complied with its contract and with relevant laws and regulations, and that the claims of the plaintiffs are without merit. It intends to defend its interests vigorously. On January 13, 2009, the court granted a motion to dismiss filed by Veolia Water North America Operating Services and VWI, but granted the plaintiffs leave to refile their complaint. On January 23, 2009, the plaintiffs filed an amended complaint against Veolia Water North America Operating Services and VWI, and also named the water authority of the City of Indianapolis as a defendant. Mediation was conducted on April 6, 2010, but was not successful. Motions for summary judgment by the City and the Veolia entities thereafter were granted in part and denied in part. A motion for reconsideration by the Veolia entities was granted, leaving only a breach of contract claim against the Veolia entities and the City. A hearing has been scheduled for November 2, 2011 to address whether the court has jurisdiction or whether plaintiffs’ claims should first be addressed by the Indiana Utilities Regulatory Commission.  Although at this stage of the proceedings it is not possible to estimate its potential financial consequences, the Company believes that this lawsuit will not significantly affect its financial position, results of operations or liquidity.

Veolia Transport

DGCCRF – Veolia Transport

In 1998, the DGCCRF (a French administrative body with jurisdiction over competition matters) conducted an inspection and seized evidence on the premises of the Company’s transportation subsidiary Connex (now Veolia Transport) and other companies in the public transportation market, for the purpose of obtaining proof relating to possible anti-competitive practices in this market. In September 2003, the French Competition Council served notice of two grievances on Veolia Transport alleging possible collusion among operators between 1994 and 1999 which may have limited competition at the local and national level in the public passenger transportation market for urban, inter-urban and school services. In September 2004, the Competition Council served Veolia Transport with notice of additional grievances alleging the existence of an anticompetitive agreement at the European Union level. On July 5, 2005, the Competition Council issued a decision in which it partially validated the claims of the competition authorities, and ordered Veolia Transport to pay a fine of approximately €5 million, which the Company paid. The Paris Court of Appeals affirmed the decision of the Competition Council on February 7, 2006 and on March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court. The French Supreme Court found in favor of certain arguments made by Veolia Transport and, in its decision dated October 9, 2007, reversed the decision of the Court of Appeals of Paris and remanded the case to a different panel of the same court. On October 8, 2009, Veolia Transport brought the case before this new panel of the appellate court. In a decision rendered on June 15, 2010, and notwithstanding the French Supreme Court’s decision, the Paris Court of Appeals upheld the principle and amount of a €5 million fine. Veolia Transport has therefore filed another appeal with the French Supreme Court. The proceedings are pending before the French Supreme Court. The hearing has been scheduled for October 18, 2011.

HarzElbeExpress Rail Accident in Germany

A serious head-on collision occurred on Saturday, January 29, 2011 between a HarzElbeExpress passenger train operated by Veolia Verkehr Sachsen Anhalt GmbH, a Veolia Transport subsidiary, and a goods train, near Hordorf and Magdeburg in Saxony-Anhalt (Germany). Around fifty people were aboard the HarzElbeExpress train. The disaster claimed the lives of ten people, including the driver of the passenger train and a member of the railway staff. Many serious injuries have been reported. A judicial involuntary manslaughter investigation is ongoing with respect to the driver of the goods train, who is alleged to have failed to stop for two red lights. The official report of the investigation would appear to exonerate the Company of any liability, and the financial consequences would appear limited given the insurance policies held by the Group.

Société Nationale Maritime Corse Méditerranée (SNCM)

On September 19, 2006, Compagnie Méridionale de Navigation (CMN) and Corsica Ferries filed a complaint before the French Competition Council alleging anti-competitive practices by SNCM, a subsidiary of Veolia Transport, the Corsican Regional Authority and the Corsican Transportation Bureau for the purpose of restricting or eliminating competition during a call for bids initiated to delegate the Marseille-Corsica public transportation service. On December 11, 2006, the Competition Council dismissed the claim that a cartel existed between the Corsican Regional Authority, the Corsican Transportation Bureau and SNCM, and denied the claims of excessive subsidies and cross-subsidies asserted by Corsica Ferries. However, the Competition Council found that the overall indivisible offer of SNCM was likely to constitute an abuse of dominant position. Although it relates to a call for bids that was invalidated by a decision of the Conseil d’État in December 2006, the Competition Council investigated the case and a hearing was held on December 9, 2008. In a decision dated February 27, 2009, the Competition Council ruled against SNCM and levied a fine of €300,000 for abuse of dominant position. SNCM appealed this ruling and pleadings took place on January 12, 2010 before the Paris Court of Appeals, which confirmed the Competition Council’s ruling on March 9, 2010. SNCM filed an appeal against this decision before the French Supreme Court. This appeal was denied by a decision dated June 21, 2011.

In a second case brought before the Competition Council after a second call for bids procedure was initiated following the decision of the Conseil d’Etat, Corsica Ferries contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsidies, suggesting the existence of cross-subsidies, constituted an abuse of a dominant position. On April 6, 2007, the Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (formerly, the Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of this agreement delegating a public service (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no complaint has been served.

In addition, Corsica Ferries brought suit before the administrative courts, which ended in a decision by the Conseil d’Etat in December 2006 and a second call for bids procedure. Following a new complaint of Corsica Ferries with respect to this second bid procedure, its request for the invalidation of the decision of June 7, 2007 awarding the contract for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period was denied by a decision of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeal. This case was assigned in May, and is expected to be heard during the second half of 2011.

Lastly, Veolia Transport’s acquisition of an interest in SNCM was conditioned on the European Commission approving the privatization provisions concerning state assistance. The French government, which was responsible for this procedure in Brussels, filed briefs on November 16, 2006 and April 27, 2007. The European Commission ruled on July 8, 2008 that the amounts paid by the French government in connection with the privatization process did not constitute state assistance. Corsica Ferries and the STIM d’Orbigny (Stef Tfe group) have each appealed the Commission’s decision before the European Court of First Instance. On July 1, 2009, the French government and SNCM were granted leave to intervene in support of the conclusions of the Commission, which raised the defense that the appeal of STIM d’Orbigny was inadmissible. SNCM filed its brief on September 28, 2009, to which Corsica Ferries replied on November 26, 2009.

The General Court of the European Union has scheduled the hearing for this case on October 25, 2011.

At this stage, it is impossible to predict the outcome of this dispute.

Veolia Propreté

On April 16, 2008, Termo Energia Calabria S.p.a. (TEC), a company specialized in waste incineration and a 98.76% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (VSAT), which is in turn a subsidiary of Veolia Propreté, filed a claim with the administrative court of the region of Calabria in Italy for the payment of subsidies in an updated amount of €26.9 million, allegedly owed under a concession agreement entered into on October 17, 2000 with the region of Calabria. On August 11, 2008, the administrative court ordered the region to respond to this claim. At the end of November 2008, the region announced its refusal to pay the subsidies claimed. On March 12, 2009, TEC asked for  the court to decide on the merits of the refusal to pay the subsidies. The administrative court, by a decision dated  February 28, 2011, declared the refusal to pay the subsidies void and referred the case to the region of Calabria, which must comply with the judgment. The region of Calabria has filed an appeal with the Council of State requesting a stay of execution of the award. The date of the hearing before the Council of State is December 13, 2011.

In addition, on May 16, 2008, TEC filed a claim with an Italian arbitration tribunal against the Extraordinary Commissioner of Calabria seeking reimbursement of €62.2 million for various additional operating fees and costs incurred since 2005 and claiming breach of the price indexation provision included in the concession agreement (“the O&M Arbitration”). The arbitration proceedings began and, on October 24, 2008, the Extraordinary Commissioner of Calabria filed a counterclaim against TEC seeking the termination of the concession agreement and the payment of the sum of €62.3 million as compensation for construction delays. The arbitration award, which was filed on July 26, 2010 with the Arbitration Chamber of Rome, awarded a total amount of €39.8 million to TEC, and fully dismissed the counterclaim of the Extraordinary Commissioner of Calabria as well as his application for termination of the concession agreement. On September 17, 2010, this decision was held to be enforceable by the Civil Court of Rome. The State and the Extraordinary Commissioner of Calabria have filed an appeal of this decision with the Court of Appeals of Rome, which by a decision dated June 23, 2011, rejected the claim for the stay of execution of the arbitral award and set a hearing for arguments by the parties to be held on January 14, 2014, with the Court of Appeals of Rome to decide whether the claim for nullity of the Extraordinary Commissioner of Calabria is founded.

Following the settlement agreement signed on June 30, 2011 with Termomeccanica Ecologia S.p.a. (see below), TEC replaced Termomeccanica in the conduct of an arbitration regarding the construction of an incinerator which was subject of the above-mentioned concession agreement (“the EPC Arbitration”). This arbitration followed the same proceedings as the one regarding the O&M Arbitration and awarded TEC a total amount of €28 million. TEC has temporarily  suspended enforcement of these two arbitration awards during ongoing general negotiations between TEC and the Extraordinary Commissioner of Calabria.

In addition, VSAT has been accused of manipulating the software that monitors carbon monoxide emissions in its incineration facilities in Falascaia (Tuscany), Vercelli (Piedmont) and Brindisi (Puglia). The respective Public Prosecutor’s Offices in the criminal cases pending before the Vercelli and Lucca courts decided not to prosecute the directors appointed by Veolia after the acquisition of VSAT.

For all of these reasons, in early 2009 Veolia Propreté decided to initiate negotiations with the Italian company Termomeccanica Ecologia S.p.a. pursuant to the seller’s guarantee granted by Termomeccanica Ecologia S.p.a. in the agreement pursuant to which VSAT was sold to Veolia Propreté in 2007. In light of the repeated refusal of Termomeccanica Ecologia S.p.a. to compensate VSAT pursuant to its guarantee, on May 19, 2009, Veolia Propreté and Veolia Servizi Ambientali S.p.a., the parent companies of VSAT, filed a request for arbitration with the International Chamber of Commerce (ICC). The arbitration tribunal was formed in August 2009 and has set a schedule calling for a final hearing in the end of December 2011 and an award at the end of April 2012 at the earliest.

The discussions opened with Termomeccanica Ecologia S.p.a. led to the execution on June 30, 2011, of a master settlement agreement, the  closing of which took place on July 8, 2011.

The main consequences of this agreement are:

i.
The purchase of the minority shares corresponding to 25% of the share capital of VSAT, thus 100% of the share capital is held by Veolia Servizi Ambientali S.p.a. (Italian holding company wholly owned by Veolia Propreté),

ii.	The termination of office of the Administrator by decision of the Genoa Court of Appeals dated as of June 30, 2011,

iii.	The mutual waiver of the request for arbitration with the International Chamber of Commerce (ICC),

iv.	The termination of the share purchase agreement, of the shareholders agreement and of the industrial agreement executed in 2007 with Termomeccanica Ecologia S.p.a..

Finally, following an order issued by the Public Prosecutor’s Office of Lucca on July 1, 2010, operations at the Falascaia facility were suspended on the alleged grounds of an improper administrative operating authorization and discharges of polluted wastewater. A temporary solution was submitted to the Province of Lucca by the VSAT subsidiary owning the facility with a view to resumption of operations. The operations of the Falascaia facility are still suspended because the Public Prosecutor’s office of Lucca is still waiting for a decision of the Province of Lucca and the ARPA (Regional Environmental Protection Agency) on the renewal of the administrative operating authorization. On August 22, 2011, the Province of Lucca reported to Termo Energia Versilia S.p.a. (TEV), a 98.99% subsidiary of VSAT, the opening of administrative proceedings aimed at the cancellation of an authorization for the operation of the Falascaia facility. These  proceedings, which are being contested by TEV, will result either in a cancellation of the authorization or in dismissal.

At this point, the Company is studying various possible actions and thus is not in a position to predict whether the outcome of these elements will or will not have a significant impact on its financial position, results of operations and liquidity.

Veolia Energie - Dalkia

Dalkia France – Prodith – Elvya

On September 3, 1970, a concession agreement was concluded between Prodith, a subsidiary of Dalkia France, and the Lyon metropolitan authority (Communauté Urbaine de Lyon) which called for the construction and operation, for an initial 30-year period, of a public heating and cooling system service on behalf of the Lyon metropolitan authority. Following the decision of the Lyon metropolitan authority to terminate the agreement early on January 21, 2003 and the disagreement between the parties concerning the compensation owed to Prodith, Prodith brought an action before the Lyon administrative court seeking a judgment ordering the Lyon metropolitan authority to pay it €47.8 million.

In a judgment issued on May 16, 2007, the Lyon administrative court denied Prodith’s claims for compensation on the grounds that the concession agreement and the amendments thereto were void because the Lyon metropolitan authority lacked the power to sign the agreement in 1970. Prodith appealed that judgment.

In a decision dated October 22, 2009, the Lyon administrative court of appeal reversed the judgment of the administrative court but nevertheless held that the agreement was void due to the Lyon metropolitan authority’s lack of power to sign it and, on those grounds, found that the Lyon metropolitan authority was not contractually liable. With regard to the consequences of this invalidity, the Court denied Prodith’s claims for compensation on tort grounds, considering that the company had not proved that it had suffered a loss because it had generated profits during the performance of the agreement, and it denied Prodith’s claim for lost profits on the grounds that the agreement had been performed for its full term. However, the Court confirmed Prodith’s property rights to the land on which the Lafayette thermal power plant is located. On December 22, 2009, Prodith appealed the decision of October 22, 2009 to the French Supreme Court. In light of very recent case law, Prodith withdrew its appeal on June 30, 2010, and this withdrawal was formally accepted on July 22, 2010.

Following the early termination of the agreement with Prodith, the Lyon metropolitan authority initiated a competitive bid procedure to award the contract for providing a public heating and cooling system service. At the conclusion of this procedure, the contract was awarded to Dalkia France, which was replaced by its subsidiary, Elvya. That contract was signed on July 23, 2004.

In a judgment dated December 15, 2005, the Lyon administrative court invalidated the decision empowering the president of the Lyon metropolitan authority to sign the agreement with Dalkia France on the grounds that there had been no prior consultation of the Lyon metropolitan authority’s joint committee (comité mixte paritaire) and that the principle requiring bidders to be treated equally had been breached as a result of a late change in the bid package. The court held that the nature of the defects affecting the decision to sign the agreement delegating this public service necessarily invalidated the agreement. In a decision dated February 8, 2007, the Lyon administrative court of appeal affirmed this judgment and gave the parties a period of 18 months to attempt to rescind the agreement in an amicable manner.

Because no amicable resolution was reached, on June 25, 2007, the Lyon metropolitan authority brought an action before the Lyon administrative court requesting a rescission of the agreement and a finding on compensation. Elvya claimed compensation in the amount of €68.8 million. In a judgment dated October 22, 2009, the court rescinded the agreement and held that, on the grounds of the metropolitan authority’s tortuous conduct, Elvya was entitled to be compensated for its necessary expenditures, the amount of which was to be determined by a panel of experts. The court also held that the tortious liability of the Lyon metropolitan authority would be reduced by 50% on the grounds that Dalkia France could not have been unaware of the irregularities in the competitive bid procedure.

At this point, the Company considers that these disputes should not have a significant impact on its financial position, results of operations or liquidity.

Dalkia Italy

In March 2010, Dalkia Solar Italia (“DSI”), Siram and Dalkia España signed an Engineering, Procurement and Construction (“EPC”) contract for 39 photovoltaic fields in Puglia (southern Italy) with several special purpose companies (“SPVs”) owned by Global Solar Fund (the “client”). After certain delays, construction was completed before the end of 2010, enabling the SPVs to obtain the regulatory tariff from the relevant authorities. The client, however, stopped paying DSI’s invoices and delivery was refused by DSI so that DSI would remain the owner of the assets until payment is made. On February 4, 2011, the SPVs announced the termination of the contract and claimed that penalties (for termination and delays) for a total amount of €41.3 million were also due. DSI, for its part, has suspended all payments to the photovoltaic panel suppliers, which are associated with the client.

In order to prevent the  possible drawdown by the client of the bank guarantees that were provided in connection with the construction contract for the project, DSI sought injunctive relief before the Court of Milan. DSI also sought to secure the receivables under the EPC by petitioning the court to put the photovoltaic fields owned by the SPVs in escrow pending resolution of the litigation. These two actions were rejected at the first hearings. However, DSI did obtain the right to receive six weeks’ prior notice before any payment under the bank guarantees can be made. The hearing on the appeal against the decision to reject the escrow of the fields is scheduled for October 14, 2011.

Following a demand made on August 23, 2011 by the client and the SPV to drawdown  of one of the guarantees (in the amount of €12 million), DSI instituted a second proceeding before the Court in Milan for injunctive relief, similar to that initially sought, seeking the suspension of drawdowns under the bank guarantee. The hearing will be held on October 7, 2011.

On July 22, 2011, DSI, Siram and Dalkia España filed a request for arbitration before the International Chamber of Commerce (ICC) to obtain  payment of the balance due under the EPC contract (approximately €95 million), plus interest and other, additional costs and ancillary indemnities, from the SPVs. The SPVs have not yet filed their claims at this very early stage of this arbitration proceeding.

At this stage, the Company is not in a position to predict whether the outcome of these actions will have a significant impact on its financial position, results of operations or liquidity.